Exhibit 99.3 Growing Europe to 1bn € at Hardie like returns Jörg Brinkmann, Managing Director1

A driven team managing James Hardie Europe 2

Agenda • JHEU – platform built for accelerated growth • Growing fiber cement in Europe • Increased profitability through better operations 3

Agenda • JHEU – platform built for accelerated growth • Growing fiber cement in Europe • Increased profitability through better operations 4

JHEU is a high performing building solution company

fermacell®

- Best all-around interior liner
- One layer instead of two layers
- Outstanding fire, sound and impact



fermacell® gypsum fiber board

fermacell® accessories

JamesHardie®

- Best all-around exterior solution
- Low maintenance
- Durable beauty
- Economical solution



HardiePlank® facade cladding

JamesHardie™ accessories

AESTUVER®

- Supreme fire-protection
- Weather, frost and water resistance
- Type X certification for tunnels



fermacell® Powerpanel H2O

Aestuver™ accessories

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JamesHardie™

We generate growth in all market segments Residential 40% Commercial 20% Repair & Remodel 40% Source: JH internal 6

We operate an effective sales and marketing organization Digital tools 13 Technical staff 42 Sales and Marketing staff >300 Test certificates >5,000 Active customers >5,300 Unique website visitors / day >10,000 Source: JH internal 7

Case study: Digital specification tool Winning inside and outside – digital project platform “Bluebeam” Source: JH internal 8

Case study: Installation video Source: https://www.youtube.com/watch?v=GHwnJH_n4q4 9

We have a leading position in our fiber gypsum markets Country Fiber gypsum JH share share in interior lining market #1 #1 fermacell® brand awards #1 #1 #1 #1 Source: JH internal fermacell® Point-of-Sale presence in Bauhaus, Düsseldorf, Germany 10

Case study: Fiber gypsum value in commercial segment + +32 rooms vs. plan + All regulations met with one layer of FG solution Cabinn Metro, Copenhagen, Denmark Source: JH internal 11

We have a proven track-record of growing above market fermacell growth above market (indexed) fermacell Renovation Residential new build Commercial new build 15y-CAGR 250 5.3% 200 150 0.6% 100 -1.3% 50 2004 2007 2010 2013 2016 FY19 Source: JH internal, Euroconstruct (as of Mar-19), B+L Market research, Consultic, BCG 12

Well positioned to capture future market trends WirtschaftsWoche, 28 August 2019 Fraunhofer research, 22 August 2019 • Lack of skilled labor • Lack of affordable housing Handelsblatt Edison, 4 October 2018 • Increased pre-fabrication • Need for ecological, light-weight construction Süddeutsche Zeitung, 9 August 2019 13

Agenda • JHEU – platform built for accelerated growth • Growing fiber cement in Europe • Increased profitability through better operations 14

Our path to 1bn € is driven by fiber cement growth Step-change, profitable growth to 1bn € business within 10 years Leverage Innovate Transform New fiber cement Fiber cement based on JH global portfolio Fiber gypsum Cement boards FY18 FY29 Source: JH internal 15

Fiber cement category share leveraging customer base

- Leveraging on fermacell® customer access and supply-chain network

European fiber cement cladding market


~5%
~700€m

Source: JH internal, Etex annual report (2017), Cembrit annual report (2017), Sil annual report (2016), Swisspor annual report (2017), EU I-banker for SVK (2016), import data

JHEU market coverage



Source: JH internal, addresses delivered from July 2018 until August 2018

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JamesHardie™

Case study: Winning fiber cement business in Denmark HardiePlank® in Hammel, Denmark Joint delivery of HardiePlank® and fermacell® fiber gypsum boards in Denmark in 2019 HardiePlank® in Hinnerup, Denmark Source: JH internal 17

Case study: Synergistic solution for architects Installation of HardiePanel® and fermacell® in Plelan-le-Grand, France in 2019 Installation of HardiePanel®, fermacell® fiber gypsum boards and fermacell® Powerpanel H2O boards in Sweden in 2019 Source: JH internal 18

Fiber cement growth through innovation • Leveraging existing global fiber cement product platforms • Adjust Hardie offering to European market needs Western European facade market FC Wood Wooden planks in Sweden 3% Metal Light- Brick weight Other 500m sqm Concrete Render Source: JH internal, B+L (2018), Freedonia (2015) HardiePlank® in Southern Germany 19

Case study: HardieWindbreaker™ launch


HardieWindbreaker™
The next generation weather defence air barrier by James Hardie®
Water
Fire
Wind
Earth

HardieWindbreaker™ on JH websites


Hessle

HardieWindbreaker™ installation on site in Ashford, UK

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JamesHardie™

Market share growth with transformational innovation • Innovation for render-look market • Offering full systems as fast and efficient solutions Western European facade market FC Wood TM 3% Metal Easylap Light- Brick weight Other 500m sqm Concrete Render Source: JH internal, B+L (2018), Freedonia (2015) EasylapTM 21

Case study: Market Gemba of global innovation team Façade in UK Façade in Switzerland Façade in Italy Façade in Germany Façade in Netherlands 22

Agenda • JHEU – platform built for accelerated growth • Growing fiber cement in Europe • Increased profitability through better operations 23

Six plants operating in a truly European supply chain Fiber gypsum plants 4 Cement bonded plant 1 Raw materials plant 1 Warehouses 14 Truck deliveries / day 285 Source: JH internal 24

Production based on recycling and automation Recycling paper in Münchehof, Germany Sustainability certificates Production line and control room in Wijchen, Netherlands 25

Our fiber gypsum network has further upside potential • Focus on preventive maintenance and run-to-standard • Launch HMOS to unlock capacity • Invest in organization and capabilities to improve the business Annual output of fiber gypsum network (sqm) ~20% Value stream mapping and HMOS pre-launch in Münchehof, Germany, June 2019 Current Run to HMOS 24/7 for all Target capacity Hardie European capacity standard plants Source: JH internal 26

Case study: Best-practice replication from US European Operations team meeting JH experts in US in July 2019 Implementation of Global Zero Harm Standards in European plants Source: JH internal 27

We are on a continuous improvement track • Leveraging global JH manufacturing know how • Best-practice sharing Continuous improvement track in recent period* Net productive hours vs. PY (%) Output (sqm) 2.6% 1.7% 1.5% 1.6% 0.3% Mar 19 Apr 19 May 19 Jun 19 Jul 19 Loading fermacell® fiber gypsum boards in Orejo, Spain *For fiber gypsum network only; Source: JH internal 28

Growing Europe to 1bn € at Hardie like returns • James Hardie Europe has the right platform and the right people for accelerated growth • We are well positioned for accelerated growth in fiber gypsum and fiber cement capitalizing on growing market trends • EBIT improvements will be driven by improving operational performance and revenue leverage James Hardie Team at BAU fair in January 2019 29